Law Offices of Stephen M. Fleming PLLC
403 MERRICK AVENUE, 2ND FLOOR  EAST MEADOW NY 11554
TEL  516 902 6567   FAX  516 977 1209   WWW.FLEMINGPLLC.COM

May 8, 2008

Peggy Fisher, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:       NP Capital Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 25, 2008
File No. 333-148155

Dear Ms. Fisher:

This firm is counsel to NP Capital Corp. (the “Company”). Below, please find our responses to your May 5, 2008 comment letter.

Management’s Discussion and Analysis, page 20

Company Description and Overview, page 20

1.           Explain why the subsequent "early payment" discounts of $22,700 were applied to theoutstanding balance since the note was not paid in accordance with section 2 of scheduleC of the promissory note.

Response

The reason for applying the early discount of $22,700 to the balance of the note was that the Company was having concerns over collectability.  The Company believed the probability of receiving the full payments was low and that since the payments were not following the section 2 of schedule C, it needed to discount the value of the note to bring it closer to its estimated fair value, which was based on the early discount schedule.

2.           Also explain why no interest accrued pursuant to schedule B of the promissory note.

Response

For the reasons set forth under #1 above, the Company believes that no interest should accrue pursuant to schedule B of the promissory note due to collection issues and since payments were not being met and there were no interest payments being met that we should accrue for them.

Liquidity and Capital Resources, page 23

3.           You disclose in the fourth paragraph in this section that you have raised $700,000 inequity financing to date. Please reconcile this disclosure with your disclosure on page 32,where you indicate that you raised executive salaries because you received $1 million from the sale of common stock beginning December 1, 2007 to March 1, 2008.

Response

We have made the requested changes and the language has been revised to read asfollows:

“As of January 31, 2008 we have been able to obtain approximately $700,000 ofcapital through equity financing.”

Business, page 25

4.
Please furnish us with supplemental support for your position that the average selling price for thin film solar panels is $3,570,000 per mega watt. Expand the registration statement to clarify whether the solar panels you purchase from Bangkok Solar will be ready for resale or whether you need to process them in some way prior to resale. Also explain in the registration statement what your basis is for the statement that UL approval will be completed by June 30, 2008.  We may have further comments when we receive the unredacted copy of the agreement with Bangkok Solar that you submit with your request for confidential treatment.

Response

We have removed the language pertaining to the average selling price for thin filmpanels.

We have revised the Business section of the registration statement to state that the panelsthe Company purchases from Bangkok Solar will be ready for resale without processingon behalf of the Company.

We have removed the statement that we believe the UL approval will be ready by June30, 2008 and stated we are uncertain as to when the panels will be certified as ULapproved.

Financial Statements
Note 8. Related Party Transactions, page F-ll

5.
Please refer to prior comment 7. We note your expanded disclosure regarding the "note receivable - related party" and the additional journal entries provided. Please revise your disclosure to include a discussion of your original investment in Envortus similar to the disclosures found on pages 20 and 34. Specifically, discuss the original convertible note entered into with Envortus in July 2006 in the amount of $134,500. Also, revise to clarify that you have taken a full valuation allowance against this note receivable equal to the remaining investment in Envortus after the receipt of the $55,000 in cash. Tell us and revise to disclose any continuing obligation under the convertible note, if any. Additionally, please revise your statement of operations on page F-2 to disclose the "loss on sale of investment" as a related party transaction.

Response

We have made the requested changes to the registration statement. In Note 8 on pages F-11 and page F-24.  We clarified that as of the Audited Report date we had set a valuationallowance for the discounts of $6,700 and $22,700 of the original Note of $97,500, resulting in the note receivable of $68,100 as of July 31, 2007.  Since we had not given a full valuation of the Note of $97,500 as of the audited report date we did not state that in this Note 8, page F-11.  The full valuation allowance was reviewed and adjusted as of January 31, 2008 and reflected in the quarterly report as of that date in Note 8, page F-24.

Note 10. Subsequent Events, page F-26

6.	We note on page 35 that you granted David Surette 1,000,000 shares of common stock. Please disclose and revise to discuss how you valued and recorded these shares.

Response

We have made the following change to page F-26 of the financial statements:

“The 1,000,000 common shares of stock are valued at current private placementvalue of $0.50 per common share for a total value of $500,000.  This amount willbe recorded as compensation during the month of February, 2008.”

Exhibits

7.           We will evaluate your response to comment 12 once you file the amended Articles ofIncorporation.

Response

Please note that the shareholders have not approved the increase to the authorized shares.As such, the Company will not in the near future be amending its charter.

Exhibit 4.3

8.           In your next amendment, please mark the exhibit index, in accordance with II.D.5of Staff Legal Bulletin 1. When we receive the confidential treatment request, wemay have further comments. As a preliminary matter, please do not request confidentialtreatment for any terms that you have already publicly disclosed in prior exhibits,

Response

We have revised the exhibit index as requested.

***

The Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at 516-833-5034.

Sincerely,
/s/Stephen M. Fleming
Stephen M. Fleming

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